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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  --------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 5)
                    Under the Securities Exchange Act of 1934

                         BLUE RIDGE REAL ESTATE COMPANY
                             BIG BOULDER CORPORATION
                                (Name of Issuer)

      Common Stock without par value, stated value $.30 per combined share
                         (Title of Class of Securities)

                             096005 4 20 2 (common)
                              096005 4 10 3 (unit)
                                 (CUSIP Number)

                                  Milton Cooper
                          c/o Kimco Realty Corporation
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York 10022-4802

                                 August 21, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 14 Pages
                           Exhibit index is on Page 13

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                                                                    Page 2 of 14


                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1. Name of Reporting Person

     Kimco Realty Services, Inc.

2. Check The Appropriate Box If A Member of Group [ ]

3. SEC Use Only

4. Source of Funds
    OO,WC

5. Check Box If Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
                  Delaware

                    7. Sole Voting Power
                              0
Number of
Shares              8. Shared Voting Power
Beneficially                  530,364
Owned By
Reporting           9. Sole Dispositive Power
Person                        0
With
                    10. Shared Dispositive Power
                              530,364

11. Aggregate Amount Beneficially Owned By Each Reporting Person
     530,364

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares [X] (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13. Percent Of Class Represented By Amount In Row (11)
     26.6%

14. Type of Reporting Person
     CO

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                                                                    Page 3 of 14


                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1. Name of Reporting Person

     KC Holdings, Inc.

2. Check The Appropriate Box If A Member of Group [ ]

3. SEC Use Only

4. Source of Funds
     WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
     Delaware

                    7. Sole Voting Power
                         67,803
Number of
Shares              8. Shared Voting Power
Beneficially             0
Owned By
Reporting           9. Sole Dispositive Power
Person                   67,803
With
                    10. Shared Dispositive Power
                         0

11. Aggregate Amount Beneficially Owned By Each Reporting Person
     67,803

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [ ] (excludes Shares owned by Kimco Realty Services, Inc. and Milton Cooper)


13. Percent Of Class Represented By Amount In Row (11)
     3.4%

14. Type of Reporting Person
     CO

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                                                                    Page 4 of 14


                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1. Name of Reporting Person
     Milton Cooper

2. Check The Appropriate Box If A Member of Group [ ]

3. SEC Use Only

4. Source of Funds
     PF, OO

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
     U.S.A.

                    7. Sole Voting Power
                         153,893
Number of
Shares              8. Shared Voting Power
Beneficially             530,364
Owned By
Reporting           9. Sole Dispositive Power
Person                   153,893
With
                    10. Shared Dispositive Power
                         530,364

11. Aggregate Amount Beneficially Owned By Each Reporting Person
     684,257

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [x] (excludes Shares held by KC Holdings, Inc.)

13. Percent Of Class Represented By Amount In Row (11)
     34.3%

14. Type of Reporting Person
     IN

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                                                                    Page 5 of 14


     This Amendment No. 5 amends and supplements the Schedule 13D filed on January 21, 1986, as amended by Amendment No. 1 thereto filed on April 21, 1986, Amendment No. 2 thereto filed on October 16, 1986, Amendment No. 3 thereto filed on November 18, 1986, and Amendment No. 4 filed on July 3, 1997 (collectively, the "Schedule 13D") by Milton Cooper, KC Holdings, Inc. and The Kimco Corporation to add the following information (unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the
Schedule 13D):

Item 1. Security and Issuer

     The title of the class of equity securities to which this Schedule relates is common stock without par value, stated value $.30 per combined share (the "Shares"), of Blue Ridge Real Estate Company ("Blue Ridge"). and Big Boulder Corporation ("Big Boulder" and, together with Blue Ridge, the "Companies"). The Companies share stapled stock certificates. The Companies' principal executive offices are located at Blakeslee, Pennsylvania 18610.

Item 2. Identity and Background

     (a)-(c), (f) This statement is being filed by Kimco Realty Services, Inc. ("Services"), KC Holdings, Inc. ("KC Holdings") and Milton Cooper, the Chairman of the Board of Directors and President of each of Services and KC Holdings (each, a "Reporting Person" and, collectively, the "Reporting Persons").

     Services is a Delaware corporation whose principal business is to provide certain construction and other services relating to commercial real estate and such other investment activities as deemed appropriate by its board of directors from time to time. Services' principal place of business is 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020.

     KC Holdings is a Delaware corporation whose principal business is to own and operate neighborhood and community shopping centers. KC Holdings' principal place of business is 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020.

     Mr. Cooper is Chairman of the Board of Directors and President of KC Holdings and Services. Mr. Cooper owns approximately 7.7% of the outstanding stock of KC Holdings and 100% of the outstanding common stock of Services.
His business address is c/o Kimco Realty Corporation ("Kimco"), 3333 New
Hyde Park Road, New Hyde Park, New York 11042-0020. Mr. Cooper's principal business is as Chief Executive Officer of Kimco. He is a United States citizen.

     Information with respect to the executive officers and directors of KC Holdings and Services, other than Mr. Cooper, required by Instruction C of
Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

     (d) and (e). During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named on


Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii)

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                                                                    Page 6 of 14


been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On August 21, 1997 Services made two negotiated purchases of Shares, in separate transactions, which included a purchase of 458,100 Shares and a purchase of 72,264 Shares, from the respective owners through agents. The settlement date for both of these transactions will be August 26, 1997.

     The funds to purchase the 530,364 Shares totaling $5,535,580.00 were obtained (i) through a loan from Kimco to Services and (ii) from Services' working capital.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares held by them for investment purposes.

     Mr. Cooper had held discussions with members of management and the Board of Directors of the Companies about his desire, through affiliates, to purchase additional Shares, which would potentially significantly increase his ownership interest in the Companies, possibly to greater than 20% of the outstanding Shares. Such purchases require that the shareholders of the Companies vote to amend the Companies' Articles of Incorporation to specifically make inapplicable to the Companies the provisions of Subchapter 25E of the Pennsylvania Business Corporation Law of 1988 (the "PBCL"). On July 1, 1997, the Board of Directors of the Companies resolved to seek approval of the Companies' Shareholders to amend the Companies' Articles of Incorporation to provide that Subchapter 25E is not applicable to the Companies; the Board has recommended that the shareholders approve such amendment. On August 12, 1997, following the recommendation and approval of the Board of Directors of the Companies, the shareholders of the Companies so voted and the Companies' Articles of Incorporation were amended to provide that Subchapter 25E is not applicable to the Companies.

     From time to time the Reporting Persons may consider purchasing additional Shares in negotiated purchases or open market transactions.

     Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in:



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                                                                    Page 7 of 14


     a) The acquisition of additional securities of the Companies, or the disposition of securities of the Companies;

     b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Companies or any of their subsidiaries;

     c) A sale or transfer of a material amount of assets of the Companies or any of their subsidiaries;

     d) Any change in the present board of directors or management of the Companies, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e) Any material change in the present capitalization or dividend policy of the Companies;

     f) Any other material change in the Companies' business or corporate structure;

     g) Changes in the Companies' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Companies by any person;


     h) Causing a class of securities of the Companies to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i) A class of equity securities of the Companies becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j)   Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

     (a)-(b) Services beneficially owns an aggregate of 530,364 Shares, or approximately 26.6% of the outstanding Shares.

     KC Holdings beneficially owns an aggregate of 67,803 Shares, or approximately 3.4% of the outstanding Shares.


     Mr. Cooper beneficially owns an aggregate of 153,893 Shares, or approximately 7.7% of the outstanding Shares. By virtue of his ownership of approximately 7.7% of the capital stock of KC Holdings and his being the President and a Director of KC Holdings and President, Director and 100% stockholder of Services, Mr. Cooper may be deemed to also be the beneficial owner of the 67,803 and 530,364 Shares held by KC Holdings and Services respectively.

     The percentages stated in this section are based on 1,992,014 Shares reported by the Companies to be outstanding as of July 10, 1997 in the Companies' Proxy Statement filed July 16, 1997.

     Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that Mr. Cooper, as President, a Director and a 100% stockholder of Services and 7.7% stockholder of Services and KC Holdings, may be

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                                                                    Page 8 of 14


deemed to have the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services and KC Holdings.

     Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities owned by the other Reporting Person, or that such Reporting Persons constitute a "group" either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership and "group" designation are expressly disclaimed.

     (c) Other than the transactions described in Amendment No. 4 to the
Schedule 13D, filed on July 3, 1997, none of the Reporting Persons or, to the best knowledge of such persons, none of the persons listed in Schedule I hereto has effected any transactions in Shares in the past 60 days.

     (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except as otherwise set forth herein.

     (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby supplemented by the addition of the following:

          Amended and Restated Joint Filing Agreement is attached hereto as
          Exhibit 1.

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                                                                    Page 9 of 14


                                   SCHEDULE I

     Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco Realty Services, Inc., other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco Realty Corporation, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11042-0020. Each such person is a citizen of the United States of America.

1. Executive Officers & Directors of Kimco Realty Services, Inc.


Name                      Principal Occupation or            Shares Beneficially
                          Employment                              Owned
                          ----------------------             -------------------

Arthur Friedman           Director and Secretary of Services,          -0-
                          Certified Public Accountant.

Sol Denbaum               Director of Services; Vice                   -0-
                          President-Maintenance of Kimco
                          (retired)

Michael V. Pappagallo     Chief Financial Officer of Services          -0-
                          and Kimco

Joseph Hogan              Vice President of Services                   -0-


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                                    SIGNATURE

     After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   Kimco Realty Services, Inc.


                                   By: /s/ Milton Cooper
                                       -----------------
                                    Name: Milton Cooper
                                    Title: President

                                                          Dated: August 21, 1997




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                                    SIGNATURE

     After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   KC Holdings, Inc.


                                   By: /s/ Milton Cooper
                                       -----------------
                                    Name: Milton Cooper
                                    Title: President

                                                          Dated: August 21, 1997




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   /s/ Milton Cooper
                                   -----------------
                                   MILTON COOPER

                                                           Dated August 21, 1997




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                                  EXHIBIT INDEX

Exhibit                                                              Page Number
-------                                                              -----------

Exhibit 1. Amended and Restated Joint Filing Agreement                   14